
May 14, 2026

Will Reeves
Chief Executive Officer
Fold Holdings, Inc.
2942 North 24th Street, Suite 115, #42035
Phoenix, Arizona 85016

> **Re: Fold Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 7, 2026**
> **File No. 333-295641**

Dear Will Reeves:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets